Form 51-102F3

Material Change Report

1. Name and Address of Company

37 Capital Inc. (formerly High 5 Ventures Inc.)

Suite 300, 570 Granville Street

Vancouver, British Columbia V6C 3P1

(the “Company” or “37 Capital”)

2. Date of Material Changes

September 22nd and 24th, 2014

3. News Releases

News Releases were issued on September 22nd and 24th, 2014 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Changes

At the Company’s Annual General & Special Meeting of the Shareholders on September 18th, 2014 in Vancouver, BC, the shareholders received the Audited Financial Statements for the years ended December 31st, 2013 and 2012 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; re-elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe LLP, Chartered Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor, re-approved the Company’s 2004 Stock Option Plan, and approved and adopted Amendments to the Company’s Articles to implement Advance Notice Provisions. The Company’s Amended Articles have been filed on www.sedar.com.

Further to the Company’s News Release dated August 1st, 2014, the Company announced that the Property Option Agreement with Green Arrow Resources Inc. in respect to the Company’s 33% right, title and interest in the Extra High Property has been terminated effective immediately by mutual consent.

5. Full Description of Material Changes

Please see the attached New Releases dated September 22nd and 24th, 2014 attached as Schedule “A”, and Schedule “B”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 2nd day of October, 2014.

Schedule “A”

CAPITAL INC.

(formerly High 5 Ventures Inc.)

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTCQB

2014 Annual General & Special Meeting Results

Vancouver, BC, September 22, 2014. 37 Capital Inc. (formerly High 5 Ventures Inc.) (the “Company” or “37 Capital”). At the Annual General & Special Meeting of the Company’s shareholders which was held on September 18, 2014 in Vancouver, BC, the shareholders received the Audited Financial Statements for the years ended December 31, 2013 and 2012 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; re-elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe LLP, Chartered Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor, re-approved the Company’s 2004 Stock Option Plan, and approved and adopted Amendments to the Company’s Articles to implement Advance Notice Provisions.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://www.thecse.com/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board of,
37 CAPITAL INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Schedule “B”

CAPITAL INC.

(formerly High 5 Ventures Inc.)

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTCQB

Vancouver, BC. September 24, 2014. 37 Capital Inc. (formerly High 5 Ventures Inc.) [the “Company” or “37 Capital”]. Further to the Company’s News Release dated August 1, 2014, the Company announces that the Property Option Agreement with Green Arrow Resources Inc. in respect to the Company’s 33% right, title and interest in the Extra High Property has been terminated effective immediately by mutual consent.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.37capitalinc.com.

On Behalf of the Board of,
37 CAPITAL INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.